Mail Stop 7010

      January 10, 2006

via U.S. mail and facsimile

Mr. Pasquale Natuzzi
Chief Executive Officer, Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 1-11854

Dear Mr. Natuzzi:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE